FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

TEVA CALLS 1.75% CONVERTIBLE DEBENTURES DUE 2026 FOR REDEMPTION

Jerusalem, Israel, January 11, 2011 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that its finance subsidiary, Teva Pharmaceutical Finance Company B.V., has called for redemption on February 1, 2011 all of its outstanding 1.75% convertible senior debentures due 2026.  Approximately $813 million principal amount of the debentures remain outstanding.  The cash amounts payable upon redemption or conversion of these debentures, as applicable, will be made from cash on hand or bank facilities.

On February 1, 2011, the redemption price of $1,000 per $1,000 principal amount of debentures will become payable. The regular semi-annual interest payment of $8.75 per $1,000 principal amount of debentures will be paid on February 1, 2011 to holders of record as of January 15, 2011.  The last day on which exchanges or transfers of debentures may be made is January 15, 2011.

As an alternative to redemption, holders may request the conversion of their debentures before 5:00 p.m., New York City time, on January 28, 2011 at a conversion price of $50.0385, approximating 19.9846 ADSs per $1,000 principal amount of debentures.  In accordance with the terms of the debentures, Teva has elected to pay up to the principal amount of any debentures for which holders request conversion, in cash, with the balance, if any, of the amounts payable upon such conversion to be paid in Teva ADSs. As further provided in the indenture, such amounts payable upon conversion of the debentures depend on the closing price of Teva`s ADSs on Nasdaq during a period prior to the redemption date.  If, for example, all the holders were to elect to convert their debentures, based on yesterday`s closing price for the ADSs of $54.22, Teva would make a cash payment of approximately $813 million and issue an aggregate of approximately 1.3 million ADSs.

Details concerning the terms and conditions of redemption or conversion are more fully described in a Notice of Redemption provided to registered holders of the debentures by the trustee and conversion agent, The Bank of New York Mellon.  Holders of debentures who have questions should contact Joanne Adamis of The Bank of New York Mellon at 1-212-815-4259, e-mail: joanne.adamis@bnymellon.com or Teva`s investor relations department at (011) 972-3-926-7554 or (215) 591-8912.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date January 11, 2011

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